Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

March 4, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold to Release Fourth Quarter and Year-End 2014 Financial Results and Conference Call

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) plans to release its fourth quarter and year-end 2014 financial statements prior to market open on March 10, 2015 followed by a conference call to discuss the results at 11:00 am (ET). Participants may join the call by registering online through a link on the Timmins Gold website homepage www.timminsgold.com and entering the passcode 106942 or by following this link: https://selfreg-inscriptionauto.confsolutions.ca/webportal/reg.html?Acc=3695912854&Conf=161737

After entering your information, you will be given a passcode and pin that you will need to join the conference call on March 10, 2015. Participants may join the call by dialing toll free 1-888-789-9572 (Canada and U.S.) or 1-416-695-7806 (International) and entering their personal passcode and pin. A replay of the call will be available after the call until March 16, 2015, by dialing 1-800-408-3053 (Canada and U.S.) or 1-905-694-9451 (International) with the passcode 7959139. A live and archived audio webcast will also be available at www.timminsgold.com.

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.